UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Captivision Inc.
(Name of Issuer)
Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)
G18932106
(CUSIP Number)
Will Burns Paul Hastings LLP 600 Travis St. Suite 5800 Houston, TX 77002 (713) 860-7352
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 29, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G18932106

(1)	Names of reporting persons Anthony R. Page
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States of America
Number of	(7)	Sole voting power 1,587,313(1)
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 1,587,313(1)
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,587,313
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.2%(2)
(14)	Type of reporting person (see instructions) IN

(1) The aggregate amount of Ordinary Shares beneficially owned by Mr. Page is comprised of 357,773 Ordinary Shares and 1,229,540 Ordinary Shares underlying the warrants held by Mr. Page (collectively, the “Securities”).

(2) Percent of class calculated based on an aggregate of 29,030,998 Ordinary Shares issued and outstanding as of June 18, 2024, plus 1,229,540 Ordinary underlying the warrants held by Mr. Page.

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the ordinary shares, $0.0001 par value per share (“Ordinary Shares”), of Captivision Inc., a Cayman Islands exempted company limited by shares (the “Issuer”). The principal executive offices of the Issuer are located at 298‑42 Chung‑buk Chungang‑ro Chung‑buk, Pyeong‑taek, Gyounggi, Republic of Korea 17800.

ITEM 2. Identity and Background.

This Schedule 13D is being filed by Anthony R. Page.

The business address of Mr. Page is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131.

Mr. Page is the Chief Financial Officer of the Issuer, whose principal address is 298‑42 Chung‑buk Chungang‑ro Chung‑buk, Pyeong‑taek, Gyounggi, Republic of Korea 17800. The Issuer’s principal business is digital media technology.

During the last five years, the Mr. Page has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, Mr. Page has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Page is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

On May 29, 2024, Jaguar Global Growth Partners I, LLC transferred 7,466,667 Ordinary Shares and 11,950,000 Ordinary Shares issuable upon the exercise of 11,950,000 private warrants of the Company, each exercisable for one Ordinary Share (“Private Warrants”) to certain individuals and entities (the “Distribution”).

In connection with the Distribution, Mr. Page was issued 357,773 Ordinary Shares and 1,229,540 Private Warrants.

ITEM 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Mr. Page is the Chief Financial Officer of the Company. Accordingly, Mr. Page may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Page acquired the securities set forth in Item 5 for investment purposes. Mr. Page may, from time to time, purchase or sell securities of the Issuer depending upon an ongoing evaluation of the investment in the Ordinary Shares and the warrants, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

ITEM 5. Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a)
The aggregate amount of Ordinary Shares beneficially owned by Mr. Page is comprised of 357,773 Ordinary Shares and 1,229,540 Ordinary Shares underlying the warrants held by Mr. Page.

The percentage of the class is calculated based on an aggregate of 29,030,998 Ordinary Shares issued and outstanding as of June 18, 2024, plus 1,229,540 Ordinary Shares underlying the warrants held by the Mr. Page.

(b) Anthony R. Page:

(1) Sole Voting Power: 1,587,313

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 1,587,313

(4) Shared Dispositive Power: 0

(c) Except as described in this Schedule 13D, during the past 60 days Mr Page has not effected any transactions in the Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Sponsor Support Agreement

Mr. Page is a party to a Sponsor Support Agreement dated as of March 2, 2023, pursuant to which Mr. Page agreed to subject 31,311 Ordinary Shares received in the Distribution to vesting (or forfeiture if such shares had not vested prior to the November 15, 2028 (the “Specified Period”)) upon the later of (A) May 13, 2024 and (B) the date the VWAP for Ordinary Shares is at least $12.50 for 20 trading days within any 30-day consecutive trading day period during the Specified Period.

Registration Rights Agreement

Mr. Page is a party to the Registration Rights Agreement, dated as of March 2, 2023 (the “Registration Rights Agreement”) with the Issuer and certain other of the Issuer’s shareholders (collectively, the “RRA Parties”). Pursuant to the Registration Rights Agreement, the RRA Parties were granted certain customary registration rights, demand rights and piggyback rights with respect to their respective Ordinary Shares. The Registration Rights Agreement requires the Issuer to file a resale registration statement on behalf of the RRA Parties as soon as practicable but no later than 30 days after consummation of the initial business combination of the Company (the “Business Combination”). The Registration Rights Agreement also provides certain demand rights and piggyback rights to the RRA Parties, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Registration Rights Agreement includes customary indemnification provisions. The Issuer agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Sponsor Support Agreement and the Registration Rights Agreement, copies of which are filed with this Schedule 13D as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. Page and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, Mr. Page is not a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1

Sponsor Support Agreement (incorporated by reference to Annex E to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023.

Exhibit 99.2	Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-276243), filed with the SEC on December 22, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2024

/s/ Anthony R. Page
ANTHONY R. PAGE